Filed pursuant to Rule 253(g)(2)

File No. 024-12359

SUPPLEMENT DATED NOVEMBER 14, 2024

TO OFFERING CIRCULAR DATED NOVEMBER 17, 2023

HOWLOO, INC.

4206 Okeechobee Rd.

Fort Piece, FL 34947

www.blackoutcoffee.com

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated November 17, 2023, and the supplements thereto, of Howloo, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available Here.

More recent financial information about the Company is available on its Special Financial Report on Form 1-SA for the six month period ended June 30, 2024 found Here and supplements the information contained in the Offering Circular.

Offering Termination Date

The purpose of this supplement is to announce that the Regulation A offering conducted by the Company will terminate on December 5, 2024 (the "Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on December 5, 2024. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.